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Exhibit 12

AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	1998	1999	2000	2001	2002
Earnings:
Earnings (loss) before income taxes and cumulative effect of accounting change	$1,745	$1,054	$1,282	$(2,449)	$(3,669)
Add: Total fixed charges (per below)	906	989	1,068	1,435	1,532
Less: Interest capitalized	97	111	143	135	80

Total earnings	$2,554	$1,932	$2,207	$(1,149)	$(2,217)

Fixed charges:
Interest	$208	$215	$281	$406	$522
Portion on rental expense representative of the interest factor	697	773	785	1,025	1,005
Amortization of debt expense	1	1	2	4	5

Total fixed charges	$906	$989	$1,068	$1,435	$1,532

Ratio of earnings to fixed charges	2.82	1.95	2.07	—	—

Coverage deficiency	—	—	—	$2,584	$3,749

Note:	In April 2001, the Board of Directors of American approved the guarantee by American of AMR's and AMR Eagle's existing debt obligations. As of December 31, 2002, this guarantee covered approximately $636 million of unsecured debt and approximately $538 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.

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  Exhibit 12
AMERICAN AIRLINES, INC. Computation of Ratio of Earnings to Fixed Charges (in millions)